

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2018

Ken Giacobbe
Chief Financial Officer
Arconic Inc.
390 Park Avenue
New York, NY 10022

> **Re: Arconic Inc.**
> **Form 10-K for the year ended December 31, 2017**
> **Filed February 26. 2018**
> **Form 10-Q for the period ended March 31, 2018**
> **Filed April 30, 2018**
> **Form 8-K filed on April 30, 2018**
> **File No. 001-03610**

Dear Mr. Giacobbe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Consolidated Financial Statements
A. Summary of Significant Accounting Policies - Goodwill, page 66

1.   We note you recorded a $719 million goodwill impairment charge related to the Arconic Forgings and Extrusions reporting unit (AFE) during the quarter ended December 31, 2017. Please address the following:

   • In your 2016 annual review of goodwill, we note you proceeded directly to the two-step quantitative impairment test for the AFE reporting unit and determined that its estimated fair value exceeded its carrying value, resulting in no impairment. Tell us the amount and/or percentage of headroom related to the AFE reporting unit based on your 2016 annual review. To the extent the estimated fair value did not substantially exceed the carrying value in 2016, explain why no additional disclosures were provided;

- We note you use a discounted cash flow model to estimate the current fair value of your reporting units, which involves a number of significant assumptions and estimates, including markets and market share, sales volumes and prices, production costs, tax rates, capital spending, discount rate, and working capital changes. We also note your disclosure that the decrease in the AFE fair value in 2017 was primarily due to "unfavorable performance that is impacting operating margins and a higher discount rate due to an increase in the risk-free rate of return, while the carrying value increased compared to prior year." Tell us the differences between the significant assumptions and estimates you used to determine the AFE fair value in your 2017 and 2016 annual reviews and explain the nature and amount of the increase in the carrying value. In addition, more fully explain the specific reasons for the unfavorable performance of this reporting unit and the specific time periods during which they occurred;
- Tell us what cautionary disclosures you provided in your exchange act filings prior to the FY 2017 Form 10-K regarding the potential for a material goodwill impairment charge at the AFE reporting unit. To the extent prior disclosures were not provided, explain why; and
- Tell us what disclosures you have provided regarding the expected impact of unfavorable performance related to the AFE reporting unit based on the goodwill impairment.

2. In order to provide investors with information to better assess the probability of future goodwill impairment charges, please disclose, if accurate, that the estimated fair values of the reporting units you quantitatively tested for impairment substantially exceeded their carrying values. For any reporting unit whose estimated fair value did not substantially exceed its carrying value, please provide the following additional disclosures:

- The percentage by which fair value exceeded carrying value at the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of key assumptions used and how they were determined;
- A discussion of the degree of uncertainty associated with key assumptions and a sensitivity analysis of the impact of changes in key assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960.

<u>Form 10-Q for the period ended March 31, 2018</u>

<u>Consolidated Financial Statements</u>
<u>A. Basis of Presentation, page 7</u>

3.   We note your disclosure that "In January 2018, management changed the organizational structure of the businesses in its Engineered Products and Solutions (EP&S) segment, from four business units to three business units, with a focus on aligning its internal structure to core markets and customers and reducing cost." We also note that your CEO made a statement during your most recent earnings call that the three EP&S business unit Presidents now report directly to him. Based on these changes, please address the following:

- If you concluded that these three business units are not operating segments, fully explain to us how you made that determination; and
- If you concluded that these three business units are operating segments, demonstrate to us how you determined that aggregating these operating segments into one reportable segment is appropriate.

<u>Form 8-K filed on April 30, 2018</u>

<u>Free Cash Flow, page 12</u>

4.   Your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). Please see Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations and revise the title of the non-GAAP measure you present.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-3709 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction